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SEC FILE NUMBER
8- 33276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGIC Mortgage Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E. Kilbourn Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Fronsee 414-347-6801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

100 E. Wisconsin Avenue	Milwaukee	WI	53202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MGIC MORTGAGE SECURITIES CORPORATION

OATH OR AFFIRMATION

I, Steven T. Snodgrass, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of MGIC Mortgage Securities Corporation, as of December 31, 2003 are true and correct. I further affirm that neither the Company nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

BETH DOBRATZ
NOTARY
PUBLIC
STATE OF WISCONSIN

My commission expires: May 20, 2007

This report contains:

Facing Page

Report of Independent Accountants

Statement of Financial Condition

Statement of Operations

Statement of Shareholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Computation of Net Capital Pursuant to Rule 15c3-1

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Information Relating to Possession or Control Requirements Under Rule 15c3-3

Reconciliation Pursuant to Rule 17a-5(d)(4)

Independent Accountants' Report on Internal Accounting Control

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

	2003	2002
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities	$ 381	$ 389
Short-term investments	73	74
Total investment portfolio (amortized cost, 2003 - $423; 2002 - $424)	454	463
Accrued investment income	7	7
Prepaid expenses	9	8
Other assets	3	3
	$ 473	$ 481
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable, affiliates	$ 10	$ 9
Income taxes payable, affiliates	15	17
Total liabilities	25	26
Shareholder's equity (note 6):		
Common stock, $1 par value, 44,000 shares authorized; 1,000 shares issued and outstanding	1	1
Paid-in capital	199	199
Accumulated other comprehensive income - unrealized appreciation in investments, net of tax (note 2)	20	25
Retained earnings	228	230
Total shareholder's equity	448	455
	$ 473	$ 481

See accompanying notes to financial statements.